

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 10, 2011

Via U.S Mail and Facsimile (403) 640-4024

James R. Brown
President and Chief Executive Officer
Mill City Gold Corp.
4719 Chapel Road, N.W.
Calgary, Alberta T2L 1A7
Canada

> **Re:     Mill City Gold Corp.**
> **Registration Statement on Form 20-F**
> **Filed January 14, 2011**
> **File No. 0- 54242**

Dear Mr. Brown:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 20F-12G

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2. The Form 20-F registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Please ensure that your disclosures are updated to provide information that is reasonably available at or near the time of effectiveness. Please be advised that, upon effectiveness, you will become subject to the reporting requirements of the Exchange Act.

3. We note your statement on page 20 that your wholly-owned subsidiary, Mill City Gold Inc. "is in the process of being wound up" but note 11(c) on page FF-13 states, "Wound up its wholly owned subsidiary." Please advise, and expand your disclosures to explain the circumstances of your relationship and dissolution.

4. We note your disclosure on page 28 that you have "no exploration plans for the GP2 property for 2011," which appears inconsistent with your statement on page 29, "In 2010, the Company issued shares . . . to extend its exploration commitments by one year" and your press release, dated July 27, 2010. Please revise for consistency. Also, please file the amendment to your agreement, filed as Exhibit 4.2.

5. In addition, please file the October 2010 option and joint venture agreement relating to the Croxall property, as discussed on page 30. Disclose this agreement in the "Material Contracts" section on page 45 or tell us why this is not a material contract. If this is the same agreement as the Letter Agreement dated September 21, 2010 filed as Exhibit 4.3, please revise your disclosures for consistency.

Key Information, page 8

Selected Financial Data

6. Modify the GAAP reconciliations in this section as necessary to conform to the revisions that will be required to resolve the issues raised in other comments on the corresponding disclosures that appear in your financial statements.

Information on the Company, page 17

History and Development of the Company, page 17

7. Please expand your disclosures to explain the basis for management's decisions to terminate your interests in several properties. For example, we note that you cancelled your options on the Northern Star Eagle and the Southern Star Eagle claims.

Operating and Financial Review and Prospects, page 28

Overview, page 28

8.  Please revise your "Overview" to offer investors an introductory understanding of, to the extent known, the challenges and risks of which management is aware and to discuss any actions being taken to address the same. These challenges and risks could be related to how the company earns revenue and income and generates cash.  For example, a brief overview of the company's recent losses along with its outstanding debt would appear to be beneficial to investors.  For a more detailed discussion of what is expected, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>.  See also, Instruction 5 to Item 5 of Form 20-F.

Liquidity and Capital Resources, page 30

9.  We note your statement, "Currently, the Company does not have sufficient funds to complete the exploration activities required during the current year."  Please clarify whether this statement refers to your recent $1.5 million financing, in addition to your working capital as of a recent date.

Summary Compensation Table, page 32

10. Please disclose the nature of the remuneration with respect to each officer in the "All Other Compensation" column.

Related Party Transactions, page 39

11. Please reconcile your disclosure in this section that you have no related party transactions with your disclosure in Note 9 found on page F-18, which lists several related party transactions.

Quantitative and Qualitative Disclosures about Market Risk, page 50

12. Please advise as to the basis for your conclusion that disclosure in response to Item 11 of Form 20-F is not applicable.  We note that you refer to financial risk management in note 11(b) on page F-19.

Financial Statements

Note 5 – Unproven Mineral Interests, page F-13

13. We understand that you valued shares of common stock at $0.16 each when you purchased the GP2 property in September 2008; and at $0.05 each on the first anniversary of the agreement. If these shares were issued at fair market value as indicated on page F-14, it appears that some of the common stock prices you disclose on page 40 would need to be corrected to reflect the high and low over the course of each year to comply with Item 9.A.4(a) of Form 20-F.

Note 13 – Differences Between Canadian and United States Generally Accepted Accounting Principles, page F-21

14. Tell us the reasons for the difference between the 2008 exploration costs reported on page F-7 of $1,166,221 and the 2008 cash expenditures on unproven mineral interests reported on page F-6 of $1,517,472. Please describe the nature of the variance, indicate whether it is an acquisition or exploration cost, and identify the period in which the transaction occurred and the obligation to pay was incurred.

15. We note that you are eliminating all of the expenditures on unproven mineral interests reported as investing cash outflows in your primary financial statements under Canadian GAAP on page F-6 in deriving your U.S. GAAP investing cash flow presentation on page F-22. The amounts you report are $28,236, $1,517,472, and $94,343 for 2009, 2008 and 2007. Your disclosure in the second paragraph on page F-23 indicates that you intended to characterize these cash flows as operating activities under U.S. GAAP. However, you are presenting differences in operating cash flows under Canadian and U.S. GAAP of $239,038, and $684,695 for 2009 and 2008, and you have not identified any specific or additional differences in the cash flow presentation. Please correct your information. We expect that you will need to replace the reconciliation showing your Canadian GAAP measure of operating cash flows adjusted for net loss under Canadian and U.S. GAAP with a reconciliation of operating cash flows that includes only the cash items for which a difference in presentation exists.

16. We note that you have described GAAP differences pertaining to flow-through shares and income taxes under points (c) and (e) on page F-23 although in each case you conclude that there are no material differences to report. However, in your reconciliations of net loss and deficit under Canadian and U.S. GAAP on page F-21 you identify a reversal of future income tax recovery of $225,000 for 2009, with a footnote reference to your flow-through share discussion. Please revise your presentation as necessary to include a logical footnote reference and adequate disclosure of the difference you report. If you quantify differences in the reconciliations these should be specifically addressed in your disclosures.

17. We note that you present a $100,000 reconciling item when presenting total assets and deficit under U.S. GAAP on page F-21 and describe this as goodwill related to a reverse acquisition in point (d) on page F-23. We understand from your disclosure on page F-9 that you assess goodwill for impairment at least annually. Please expand your disclosure pertaining to this reconciling item to include details of the transaction in which you recorded goodwill. Tell us the Canadian GAAP literature which you believe permitted the recognition of goodwill relating to the value of the stock market listing; and submit the impairment analyses that you performed in each of the preceding three years.

Please ensure that your disclosure includes details sufficient to understand how you concluded that you completed a reverse merger, and to support your view of the transaction as a recapitalization or business acquisition. It should also be clear how you determined that goodwill was not impaired in any subsequent period.

Unaudited Financial Statements for the Nine Months Ended September 30, 2010

Note 12 – Differences Between Canadian and United States Generally Accepted Accounting Principles, page FF-14

18. Revise the GAAP reconciliations and explanatory notes in this section as necessary to conform to the corrections necessary in the corresponding note to your annual financial statements.

Subsequent Events, page FF-13

19. We note that you entered into an option agreement for an interest in the Rosebud 12 Property located in Yukon, Canada. You also indicate that you must make cash payments totaling $1.375 million and issue 2.8 million common shares over a five year period although you may issue common shares in lieu of the annual cash payments. Please expand your disclosure to clarify whether payment of the various components of the arrangement are optional or required, indicate the manner by which you will be valuing the 2.8 million shares when issued, explain how the number of shares would be determined if you pay in shares rather than cash, describe any circumstances under which the counterparty could require payment in shares, and to explain the consequences of not being able to perform or make payments called for under the arrangement.

Engineering Comments

General

20. We note your disclosure referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that your company has the right to explore or mine. Accordingly, remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus the disclosure solely on your company's property.

Property, Plant, and Equipment page 20

21. For each of your properties please disclosure your proposed 2011 exploration expenditures pursuant to Section (B) (4) (i) of Industry Guide 7.

22. Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties, including the source of power and water for your property and any infrastructure located on your property.

Rosebud 12 Property page 20

23. We note you state "The Rosebud 12 property was staked to cover the inferred source of a 99th percentile Geological Survey of Canada ("GSC") gold silt anomaly (greater than 99.9 parts per billion gold) in the headwaters of Rosebud Creek." Please clarify this statement in regards to the inferred source of a 99th percentile Geological Survey of Canada ("GSC") gold silt anomaly.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476, or Karl Hiller at (202) 551-3686 if you have any questions regarding comments on the financial statements and related matters.  You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments.  Please contact Caroline Kim at (202) 551-3878 or, in her absence, the undersigned, at (202) 551-3611 with any other questions.

Sincerely,


Anne Nguyen Parker
Branch Chief